

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 26, 2007

<u>By facsimile to (775) 561-8051 and U.S. Mail</u>

Mr. Alexander Dannikov
President
Bosco Flooring, Inc.
26 Utkina Street, Apt. 10
Irkutsk, Russia 664007

Re: Bosco Flooring, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form SB-2
        Filed September 12, 2007
        File No. 333-144509

Dear Mr. Dannikov:

We reviewed the filing and have the comments below.

<u>General</u>

1.   Please revise the registration statement to include the full March 31, 2007 financial statements referenced in the RBSM audit report. We note that these financial statements were included in the initial filing. <u>See</u> Item 310(a) of Regulation S-B.

<u>Exhibit Index</u>

2.   For greater clarity, revise the description of exhibit 10.1 to indicate that it is the marketing and sales distribution agreement dated March 9, 2007 between Bosco Flooring, Inc. and Bossco-Laminate Co., Ltd.

<u>Exhibit 23.2</u>

3.   Refer to prior comment 11. Although the exhibit is tagged as exhibit 23.2 on the EDGAR system, the exhibit contains a caption or heading "Exhibit 23.1" in its upper right corner. Please revise.

Closing

File an amendment to the SB-2 in response to the comments. You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Nevada's Best Incorporators
       Attention: Mr. Robert C. Harris
       Agent for Service, Bosco Flooring, Inc.
       564 Wedge Lane
       Fernley, NV 89408